

July 27, 2012

<u>Via E-mail</u>
Kristian Schiørring
Chief Executive Officer
Bioflamex Corporation
Christiansvej 28
2920 Charlottenlund, Denmark

> **Re: Bioflamex Corporation**
> **Form 8-K**
> **Filed July 24, 2012**
> **File No. 000-53712**

Dear Mr. Schiørring:

Our preliminary review of your Form 8-K indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the Form and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

We have reviewed your Form 8-K and determined it does not include the required information. For transactions such as business acquisitions or mergers occurring between a shell company and a private operating company whereby the registrant ceases to be a shell company, a Form 8-K that includes Items 2.01, 5.01, 5.06 and 9.01 must be filed no later than four business days after the consummation of the acquisition transaction. The 8-K must include for the private operating company the information that it would be required to file to register a class of securities under Section 12 of the Exchange Act using Form 10, including financial statements of the private operating company. Although you disclosed on the cover page of your 2012 Form 10-K that you were not a shell company, we believe you were a shell company (as defined by Rule 12b-2 of the Exchange Act) immediately prior to the transaction with Terra Asset Management, Inc. because you appeared to have no or nominal operations and nominal assets. In this regard, we note that you appear to have over-valued the intangible assets that are on your 2012 year-end balance sheet. Accordingly, please amend the Form 8-K immediately to provide the necessary Form 10 information and historical financial statements of Terra Asset Management, Inc. and pro forma financial information giving effect to the acquisition.

You may contact Ronald E. Alper at (202) 551-3329 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Scott P. Doney, Esq.